SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Xinyuan Real Estate Co., Ltd.
(Name of Issuer)

Common Shares, par value $0.0001 per share
(Title of Class of Securities)

98417P105**
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 7, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** This CUSIP number pertains to the Issuer’s American Depositary Shares, each representing two Common Shares.

CUSIP No. 98417P105	13D	Page 2 of 8 Pages

1		NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,253,670 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,253,670 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,253,670 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	Excludes Common Shares (as defined below) beneficially owned by the Chairman (as defined below) and his affiliates that, as further described in Item 4, the Reporting Persons (as defined below) may be deemed to beneficially own pursuant to the Chairman Letter Agreement (as defined below). Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation assumes that there are a total of 184,061,286 Common Shares outstanding, which is the sum of (i) the 158,807,616 Common Shares outstanding as of March 31, 2014 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “Commission”) on April 25, 2014, and (ii) the 25,253,670 Common Shares issuable to TPG Asia VI SF (as defined below) upon conversion of the Convertible Note (as defined below).

CUSIP No. 98417P105	13D	Page 3 of 8 Pages

1		NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,253,670 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,253,670 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,253,670 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation assumes that there are a total of 184,061,286 Common Shares outstanding, which is the sum of (i) the 158,807,616 Common Shares outstanding as of March 31, 2014 as reported in the Issuer’s Annual Report on Form 20-F filed with the Commission on April 25, 2014, and (ii) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note.

CUSIP No. 98417P105	13D	Page 4 of 8 Pages

1		NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,253,670 (See Items 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,253,670 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,253,670 (See Items 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 20.2% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	Excludes Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.
**	The calculation assumes that there are a total of 184,061,286 Common Shares outstanding, which is the sum of (i) the 158,807,616 Common Shares outstanding as of March 31, 2014 as reported in the Issuer’s Annual Report on Form 20-F filed with the Commission on April 25, 2014, and (ii) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on September 30, 2013 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) with respect to the Common Shares. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment supplements Item 4 of the Original Schedule 13D by inserting the following after the paragraph under the heading “Convertible Note”:

“On November 7, 2014, TPG Asia VI SF and the Issuer entered into a Notes Redemption Agreement (the “Redemption Agreement”) pursuant to which the Issuer agreed to redeem the Convertible Note prior to 4:00 PM (New York time) on December 1, 2014 by paying TPG Asia VI SF an amount in cash equal to (i) the aggregate principal amount outstanding, plus (ii) all accrued and unpaid interest up to and including the redemption date, plus (iii) an amount equal to the 13% of the aggregate principal amount outstanding. Until the redemption, TPG Asia VI SF shall be entitled to all rights and privileges as a holder of the Convertible Note.”

This Amendment amends and restates the final paragraph of Item 4 of the Original Schedule 13D in its entirety as set forth below:

References to and descriptions of the Securities Purchase Agreement, Convertible Note, Chairman Letter Agreement, Registration Rights Agreement and Redemption Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, Convertible Note, Chairman Letter Agreement, Registration Rights Agreement and Redemption Agreement, which have been filed as Exhibits 2, 3, 4, 5 and 6, respectively, and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are a total of 184,061,286 Common Shares outstanding, which (i) is the sum of (a) the 158,807,616 Common Shares outstanding as of March 31, 2014 as reported in the Issuer’s Annual Report on Form 20-F filed with the Commission on April 25, 2014, and (b) the 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note, and (ii) excludes Common Shares that may be issued to the Chairman or his affiliates upon the exercise of stock options.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to beneficially own 37,253,670 Common Shares, which (i) includes 12,000,000 Common Shares held directly by TPG Asia VI SF and 25,253,670 Common Shares issuable to TPG Asia VI SF upon conversion of the Convertible Note and (ii) constitutes approximately 20.2% of the outstanding Common Shares. The total excludes Common Shares beneficially owned by the Chairman and his affiliates that, as further described in Item 4, the Reporting Persons may be deemed to beneficially own pursuant to the Chairman Letter Agreement. Each Reporting Person disclaims beneficial ownership of any Common Shares beneficially owned by the Chairman or his affiliates.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment amends and restates the second paragraph of Item 6 of the Original Schedule 13D in its entirety as set forth below:

“Except for the Securities Purchase Agreement, Chairman Letter Agreement, Convertible Note, Registration Rights Agreement and Redemption Agreement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in

Page 5 of 8 Pages

Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.”

Item 7. Material to Be Filed as Exhibits

  Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
  Securities Purchase Agreement, dated August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., the guarantors listed on Schedule 1 thereto and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
  Senior Secured Convertible Note, dated September 19, 2013, in an aggregate principal amount of $75,761,009 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
  Letter Agreement, dated as of September 19, 2013, by and between Mr. Zhang Yong and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
  Registration Rights Agreement, dated September 19, 2013, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
  Notes Redemption Agreement, dated as of November 7, 2014, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte, Ltd. (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on November 10, 2014).
Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 10, 2014

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No. 005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule 13D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).
Page 7 of 8 Pages

INDEX TO EXHIBITS

Exhibit 1	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
Exhibit 2	Securities Purchase Agreement, dated August 26, 2013, by and among Xinyuan Real Estate Co., Ltd., the guarantors listed on Schedule 1 thereto and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 3	Senior Secured Convertible Note, dated September 19, 2013, in an aggregate principal amount of $75,761,009 (incorporated by reference to Exhibit 99.3 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 4	Letter Agreement, dated as of September 19, 2013, by and between Mr. Zhang Yong and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.6 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 5	Registration Rights Agreement, dated September 19, 2013, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte., Ltd. (incorporated by reference to Exhibit 99.4 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on September 19, 2013).
Exhibit 6	Notes Redemption Agreement, dated as of November 7, 2014, by and between Xinyuan Real Estate Co., Ltd. and TPG Asia VI SF Pte, Ltd. (incorporated by reference to Exhibit 99.1 to the Issuer’s Report on Form 6-K filed by the Issuer with the Commission on November 10, 2014).

Page 8 of 8 Pages